EXHIBIT 99.3

October 1, 2024

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities (Northwest Territories)

Office of the Superintendent of Securities (Yukon)

Office of the Superintendent of Securities (Nunavut)

Dear Sirs/Mesdames:

RE:	Mogo Inc. (the “Company”)

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated October 1, 2024 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to KPMG LLP, Chartered Professional Accountants.

Yours very truly,

Chartered Professional Accountants

MNP LLP
Suite 2200 MNP Tower, 1021 West Hastings Street, Vancouver B.C. V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594

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